Mail Stop 4561

March 13, 2006

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE:** **XIOM Corp.**
> **Registration Statement on Form SB-2**
> **Amendment Filed: February 21, 2006**
> **File No. 333-123176**

Dear Mr. Mazzone:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Prospectus Summary

1. We reissue a part of our prior comment 7 of our letter dated October 11, 2005. Please add disclosure addressing the company's accumulated deficit.

Risk Factors

2. Please add appropriate risk factor disclosure addressing the fact that it appears as though Mr. Mazzone, who holds the Principal Accounting/Financial Officer position, lacks any meaningful accounting/financial experience.

3. We reissue our prior comment 11 of our letter dated October 11, 2005. Provide additional risk factor disclosure covering the industry in which your company operates.

Management's Discussion and Analysis

4. On page 11, please provide the basis for the company's estimate that it well sell between 5 and 12 systems per city.

5. We reissue our prior comment 19 of our letter dated October 11, 2005 because you have not provided a meaningful discussion of the company's plan of operations for the next twelve months. Please provide a potential investor with a clear understanding of the milestones the company would like to achieve during the next twelve months and how it intends to achieve those milestones. You should focus your discussion in monthly or quarterly increments.

6. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position, including but not limited to management's strategy to address the $377,916 of current liabilities reflected on the balance sheet of December 31, 2005 during the next twelve months. Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which XIOM's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to obtain in order to operate for a minimum period of twelve months from the date of the prospectus. Discuss the plans or proposals to acquire those funds and the potential consequences if all or part of the needed funds is not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent or proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

Business of the Company

7. Please provide the disclosure required by Item 101(b)(2)-(b)(7), (b)(10), and (b)(12) of Regulation S-B. With respect to Item 101(b)(7), refer to the disclosure on page 14 indicating that you have "patents pending." Refer also to Note 4 of the Financial Statements for the year ended September 30, 2005, which references intellectual property rights to the low temperature thermal spray gun, modular control unit, and material powder feeder.

8. Please provide a materially complete discussion of how the company obtained the technology associated with the XIOM 1000 Thermal Spray system. Was the technology internally developed or was it acquired from outside sources? Add similar disclosure relating to the development of the technology into a commercialized product.

9. Please respond to the matters raised in our prior comment 27 of our letter dated October 11, 2005. Expand your disclosure relating to your distributorships. Please identify your distributors and discuss their role in the company's operations. To the extent you maintain agreements with distributors, please disclose the material terms, financial and otherwise, of the agreements and file the agreements as material exhibits. Refer to Item 601(b)(10) of Regulation S-B.

10. We note your revisions in response to our prior comment 24 of our letter dated October 11, 2005, which indicates that Messrs. Mazzone and Gardega "will" be a promoter of the company. Revise to disclose that Messrs. Mazzone and Gardega are promoters as that term is defined in Rule 405 of Regulation C.

Executive Compensation

11. Please provide a materially complete discussion of the information required to be disclosed pursuant to Item 402 of Regulation S-B. This information should be updated through December 31, 2005. Compensation must be included for such year because the company should have those numbers available. However, if bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interp 8B. of Telephone Interp. Manual (July 1997).

12. Please provide the full information required to be disclosed pursuant to Item 404(a) of Regulation S-B. Disclose the amount of such persons' interest in the related transactions.

Principal Stockholders

13. Please disclose the percentage of shares owned by the listed individuals prior to the offering.

14. Revise your beneficial ownership table to reflect the total number of shares beneficially owned and the percent of class so owned by James Zimbler through the holdings of JWZ Holding, Inc. and Alpha Advisors. It would appear that the figure cited in column (2) should include the aggregate amount of securities beneficially owned by Mr. Zimbler as specified in Rule 13d-3. Similar disclosure should be provided for Mr. Krome vis-à-vis his control of Alpha Advisors. Revise or advise.

Offering by Selling Shareholders

15. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Please be advised that all selling securityholders who are registered broker dealers who did not receive their

securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where You Can Find More Information

16. Please correct the Commission's address, which is 100 F Street, N.E., Washington, D.C. 20549.

Financial Statements, page F-1

17. Please ensure that each page of the financial statements is individually page numbered. We note that the footnotes to the annual financial statements consist of multiple pages which are not individually numbered.

18. We note your response to prior comment 33 of our letter dated October 11, 2005. Since the prior financial statements are publicly available through the EDGAR system, we believe that they have been restated. Refer to Article 3-03(c) of Regulation S-X. As previously requested, disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatement(s) as required by paragraph 37 of APB 20, and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or redate the report.

Note 11 – Stock Options

19. We note your response to prior comment 34 of our letter dated October 11, 2005. As noted in our letter dated December 12, 2005, the use of the minimum value method outlined in paragraph 20 of FAS 123 is not appropriate for options granted to non-employees. Please revise the financial statements to value the award using a volatility assumption that is consistent with the principle outlined in paragraph 23 of FAS 123(R). Also, please ensure that the award is valued using the contractual life as the expected term assumption. Disclose all of the assumptions used to value the award in the footnotes to the financial statements.

Financial Statements for the Three Months ended December 31, 2005

Note 3 – Subsequent Event

20. We note your disclosure regarding the extension of the exercise period of the warrants issued in the March 2005 private placement. Please expand your disclosure to discuss the accounting treatment for the extension of the exercise period.

21. Please file the agreements relating to the March 2005 private placement as material contract exhibits in accordance with Item 601 of Regulation S-B. To the extent that any related registration rights agreements exist, file the agreements and revise your disclosures regarding the private placement to discuss the registration rights and any related liquidated damage provisions, as applicable.

22. We note that the proceeds of the private placement were recorded in stockholders' equity. Please tell us how you evaluated the issuance of the warrants under EITF 00-19 and, if applicable, EITF 05-04 to determine that equity classification was appropriate.

Part II – Information Not Required in Prospectus

Undertakings

23. The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide the undertaking set forth in Items 512(a)(4) and 512(g) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael S. Krome, Esq.
       631-737-8382